Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact: Matthew Zintel Zintel Public Relations matthew@zintelpr.com 310.574.8888	Investor Relations Contact: Mark Jones Global Consulting Group mjones@hfgcg.com 646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Date of Fourth Quarter 2004 Financial Results Release, Conference Call and Webcast

TEL AVIV, ISRAEL, January 13, 2005, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), will release financial results for the fourth quarter 2004 ended December 31, 2004 before the opening of trading in New York on Monday, January 24, 2005. The financial results will be released over the news wires and will also be posted to the Aladdin Web site.

Mr. Yanki Margalit, Chief Executive Officer, and Mr. Erez Rosen, Chief Financial Officer, will host a conference call, to be simultaneously Webcast, on Monday, January 24, 2005 at the times indicated below. A question and answer session will follow management’s presentation. To participate, please call the following teleconferencing numbers. Please begin placing your calls five minutes before the hour:

Phone Number (800) 399-0427 (North America)
Phone Number +1 (706) 643-1624 (International)

Monday, January 24, 2005
At:
9:00 a.m. Eastern
8:00 a.m. Central
7:00 a.m. Mountain
6:00 a.m. Pacific
4:00 p.m. Israel

A live Webcast of the conference call will be available on the Aladdin Web site at www.Aladdin.com. Please visit the Web site at least 15 minutes early to register for the Webcast and download any necessary audio software.

For those unable to participate in the call, a replay will be available from January 24, 2005 at 11:00 a.m. Eastern, through January 31, 2005, at 11:59 p.m., Eastern. Please call:

Phone Number (800) 642-1687 (North America)
Phone Number +1 (706) 645-9291 (International)
Pin Code: 3441747

On December 17, 2004, Aladdin announced that it filed a registration statement with the Securities and Exchange Commission for an offering of 2,600,000 million of its ordinary shares. Aladdin expects to use the net proceeds from the sale of its shares for general corporate purposes. In addition, Aladdin may use a portion of the net proceeds to acquire or invest in businesses or products or to obtain the right to use technologies complementary to its business. Aladdin has no commitments with respect to any future acquisition or investment.

UBS Investment Bank will serve as the sole book-running manager for the representatives of the underwriters for the offering. Copies of the original prospectus may be obtained from UBS Investment Bank, Prospectus Department, 299 Park Avenue, New York, NY 10171.

About Aladdin
Aladdin (NASDAQ: ALDN) has been a leading innovator in digital security since 1985, focusing on solutions for Software Digital Rights Management and Enterprise security. Serving more than 30,000 customers worldwide, Aladdin’s products include  the USB-based eToken™ device for strong user authentication, password management, and protection against identity theft; the eSafe® integrated content security solution that proactively protects networks against blended threats, including malicious, inappropriate, and nonproductive Internet-borne content; and  the HASP®  family of hardware- and software-based products that flexibly protect, license, and distribute software and intellectual property. Visit the Aladdin Web site at http://www.Aladdin.com.

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